

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2013

Via E-mail
Christopher J. Bellavia
Senior Vice President, General Counsel and Corporate Secretary
Fisher Communications, Inc.
140 Fourth Avenue North, Suite 500
Seattle, WA 98109

> **Re: Fisher Communications, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 16, 2013**
> **File No. 000-22439**

Dear Mr. Bellavia:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via E-mail
       Morton Pierce, Esq.
       Robert Chung, Esq.